Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

WASSERSTEIN DEBT OPPORTUNITIES MANAGEMENT, LP

(Through the Accounts)

Sale of Common Stock	(104,765)	21.1642	12/27/2024
Purchase of Common Stock	150,000	19.0226	01/14/2025

WASSERSTEIN DEBT OPPORTUNITIES MASTER, LP

Sale of Common Stock	(40,000)	23.5000	01/10/2025
Sale of Common Stock	(116,152)	19.1021	01/15/2025